SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Irvin Schlussel

267 5th Avenue, Suite #800

New York, New York 10016

(914) 714-0531

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

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Explanatory Note

This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by IngleSea Capital, LLC (the “Reporting Person”) on October 29, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

On March 9, 2021, the Company and its affiliated Debtors entered into a Second Amended and Restated Plan Support Agreement (including all exhibits and schedules attached thereto, the “Second Amended Plan Support Agreement”) with the Plan Sponsors, Honeywell, and the Additional Investors (each as defined therein), setting forth the terms by which the foregoing parties committed to provide capital to and/or support the Company in connection with its plan of reorganization. The Second Amended Plan Support Agreement amended and restated the Amended Plan Support Agreement, entered into by the Debtors, the Plan Sponsors, Honeywell, the Additional Investors, the Initial Consenting Noteholders (as defined in the Second Amended Plan Support Agreement), and the Initial Consenting Lenders (as defined in the Second Amended Plan Support Agreement) on February 15, 2021 and terminated the Equity Backstop Commitment Agreement, entered into by the Debtors, the Plan Sponsors, and certain of the Additional Investors on January 22, 2021 (the “Original BCA”) and certain equity commitment letters previously provided by the Additional Investors to the Debtors. The Second Amended Plan Support Agreement is filed as Exhibit 99.1 hereto and incorporated by reference.

On the same day, the Company and the other Debtors (as defined therein) entered into a Replacement Equity Backstop Commitment Agreement (the “Replacement BCA”) with the Equity Backstop Parties (as defined therein), setting forth the terms by which the Equity Backstop Parties committed to participate in a rights offering to provide capital to the Debtors in connection with the Debtors’ plan of reorganization. The Replacement BCA replaced the Original BCA and supplements the Second Amended and Restated Plan Support Agreement. The Replacement BCA is filed as Exhibit 99.2 hereto and incorporated by reference.

The Additional Investors by themselves or with the Plan Sponsors, Honeywell and the Initial Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Person anticipates that the Plan Sponsors, Honeywell, the other Additional Investors and the Initial Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Person assumes no responsibility for the information contained in any filings by any other person. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of its pecuniary interest therein. As of the date of this Amendment No. 6, based on information provided by the Plan Sponsors, Honeywell, the other Additional Investors and the Consenting Noteholders, the Reporting Person believes that the Plan Sponsors, Honeywell, the Additional Investors and the Consenting Noteholders beneficially own in the aggregate 57.4% of the 76,068,026 outstanding Shares, as set forth in Section 4.4 of the Replacement BCA.

CUSIP No. 366505105

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Second Amended and Restated Plan Support Agreement, dated March 9, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Garrett Motion Inc. on March 10, 2021).

Exhibit 99.2	Replacement Equity Backstop Commitment Agreement, dated March 9, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Garrett Motion Inc. on March 10, 2021).

CUSIP No. 366505105

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2021

IngleSea Capital, LLC

By:	/s/ Irvin Schlussel
Name:	Irvin Schlussel
Title:	Managing Director